UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2012

Philippine Long Distance Telephone Company ———————————————————————————————————
(Translation of registrant’s name into English)

Ramon Cojuangco Building Makati Avenue, Makati City Philippines
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Copies of the disclosure letters that we filed today with the Securities and
Exchange Commission and the Philippine Stock Exchange regarding the following matters:

Press release regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2012;

Exchange of the remaining portion or 6.033% of the Zero Coupon Exchangeable
Bonds due 2014, issued by Digitel Capital Philippines, Ltd. and held by the
Company;

Redemption of the Company’s Series GG 10% Cumulative Convertible Preferred
Stock;

Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible
Redeemable Preferred Stock; and

Appointment by the Audit Committee of Sycip Gorres Velayo & Company as the
Company’s external auditors for 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Philippine Long Distance Telephone Company

Date: 05/08/2012	By:	Ma. Lourdes C. Rausa-Chan
	Name:	Ma. Lourdes C. Rausa-Chan
	Title:	SVP & Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange